 Exhibit 99(d)(xxii)

Management Fee Waiver Agreement

This Management Fee Waiver Agreement (the “Agreement”) is made and entered into as of this 1st day of April, 2016 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Investment Trust (the “Trust”) with respect to Lord Abbett Core Fixed Income Fund.

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.	Lord Abbett agrees for the time period set forth in paragraph 2 below to waive its management and administrative services fees at an annual rate of 0.20%.

2.	This Agreement will be effective from April 1, 2016 through March 31, 2017. This Agreement may be terminated only by the Board of Trustees of the Trust upon written notice to Lord Abbett.

IN WITNESS WHEREOF, Lord Abbett and the Trust have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

Lord, Abbett & Co. llc

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel

Lord Abbett Investment Trust

By:	/s/ Brooke A. Fapohunda
Brooke A. Fapohunda
Vice President and Assistant Secretary